1901 East Edwardsville Road Wood River, IL 62095

March 1, 2012

Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Mail Stop 3561
Attention: Jeffrey Sears

Re:	SEC Comment Letter dated February 3rd, 2012

Mr. Sears,

YTB management is requesting an extension on our response to your letter dated February 3, 2012.  We are requesting this change, due to a change in management that is taking place due to the resignation of Jeremy Hemann, the company’s CFO.  We are requesting that an extension be granted to March 19, 2012.

We appreciate your consideration of our request.

Cordially,

/s/ Bob Van Patten

Bob Van Patten
Chief Executive Officer